Exhibit 99.1

Cenovus Energy Inc.

Annual Meeting of Shareholders

April 25, 2012

Report of Voting Results

The following matters were voted on at the Annual Meeting of Shareholders of Cenovus Energy Inc. (the “Corporation”) held on April 25, 2012 in Calgary, Alberta.  Each matter voted on is described in greater detail in the Corporation’s 2012 Management Proxy Circular.

1.             Election of Directors  By resolution passed by ballot vote, the following nine nominees proposed by management were elected directors of the Corporation to hold office until the close of the next annual meeting or until their successors are elected or appointed:

Nominee	Votes For		Votes Withheld
	Number	Percent	Number	Percent
Ralph S. Cunningham	510,806,262	96.07%	20,897,588	3.93%
Patrick D. Daniel	509,433,583	95.81%	22,270,659	4.19%
Ian W. Delaney	512,318,980	96.35%	19,385,262	3.65%
Brian C. Ferguson	530,724,416	99.82%	979,826	0.18%
Michael A. Grandin	513,029,337	96.49%	18,674,905	3.51%
Valerie A.A. Nielsen	530,164,569	99.71%	1,539,673	0.29%
Charles M. Rampacek	528,175,887	99.34%	3,528,355	0.66%
Colin Taylor	512,861,633	96.46%	18,842,609	3.54%
Wayne G. Thomson	528,680,873	99.43%	3,023,369	0.57%

2.             Appointment of Auditors  By resolution passed by a show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, was appointed to serve as auditor of the Corporation until the close of the next annual meeting of shareholders or until a successor is duly appointed.

3.             Amendment and Reconfirmation of the Shareholder Rights Plan  By resolution passed by ballot vote, the amendment and reconfirmation of the Corporation’s Shareholder Rights Plan was approved. The results of the ballot were as follows:

Votes For		Votes Against
Number	Percent	Number	Percent

483,018,868	90.84%	48,678,329	9.16%

4.             Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation  By resolution passed by ballot vote, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, shareholders accept the Corporation’s approach to executive compensation as disclosed in the Compensation Discussion and Analysis in the Corporation’s Management Proxy Circular dated March 5, 2012 and delivered in advance of the 2012 Annual Meeting of Shareholders.  The results of the ballot were as follows:

Votes For		Votes Against
Number	Percent	Number	Percent

499,090,466	93.87%	32,612,114	6.13%